Voya Financial, Inc.
230 Park Avenue
New York, New York

February 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Voya Financial, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on February 25, 2016. This disclosure can be found under Part II., Item 9B. - Other Information.

Very Truly Yours,

Voya Financial, Inc.

By:	/s/ Jean Weng
Name:	Jean Weng
Title:	Senior Vice President and Corporate Secretary

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